Exhibit 21.1

Subsidiaries of Samsara Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Samsara International Inc.	Delaware
Samsara International LLC	Delaware
Samsara Networks Mexico, S. de R.L. de C.V.	Mexico
Samsara Networks Limited	United Kingdom
Samsara Deutschland GmbH	Germany
Samsara Networks Taiwan Ltd.	Taiwan
Samsara Technologies Canada ULC	Canada
Samsara Nederland B.V.	Netherlands